CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$636,000	$86.75

Pricing supplement no. 1039
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 4-I dated November 14, 2011 and
underlying supplement no. 1-I dated November 14, 2011
Registration Statement No. 333-177923 Dated January 28, 2013 Rule 424(b)(2)
Structured Investments	$636,000 Dual Directional Knock-Out Buffered Notes Linked to the iShares® Barclays 20+ Year Treasury Bond Fund due February 2, 2015
General
•
The notes are designed for investors who seek an uncapped, unleveraged return equal to any appreciation, or a capped, unleveraged return equal to the absolute value of any depreciation (up to the Knock-Out Buffer Amount of 18.50%), of the iShares® Barclays 20+ Year Treasury Bond Fund at maturity, and who anticipate that the closing price of one share of the Fund will not be less than the Initial Share Price by more than the Knock-Out Buffer Amount on any day during the Monitoring Period.  Investors should be willing to forgo interest and dividend payments, and, if the closing price of one share of the Fund is less than the Initial Share Price by more than the Knock-Out Buffer Amount on any day during the Monitoring Period, be willing to lose some or all of their principal at maturity.  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing February 2, 2015†
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes priced on January 28, 2013 and are expected to settle on or about January 31, 2013.
Key Terms
Fund:	The iShares® Barclays 20+ Year Treasury Bond Fund (Bloomberg ticker symbol “TLT”)
Knock-Out Event:	A Knock-Out Event occurs if, on any day during the Monitoring Period, the closing price of one share of the Fund is less than the Initial Share Price by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	18.50%
Payment at Maturity:
If the Final Share Price is greater than the Initial Share Price, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Fund Return, and your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Fund Return)
If the Final Share Price is equal to the Initial Share Price, you will receive at maturity a cash payment of $1,000 per $1,000 principal amount note.
If the Final Share Price is less than the Initial Share Price and a Knock-Out Event has not occurred, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Absolute Fund Return, and your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Absolute Fund Return)
Because a Knock-Out Event will occur if the closing price of one share of the Fund is less than the Initial Share Price by more than the Knock-Out Buffer Amount of 18.50% on any day during the Monitoring Period, your maximum payment at maturity if the Fund Return is negative, which we refer to as the maximum downside payment, is $1,185.00 per $1,000 principal amount note.
If the Final Share Price is less than the Initial Share Price and a Knock-Out Event has occurred, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price.  Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Fund Return)
If a Knock-Out Event has occurred and the Final Share Price is less than the Initial Share Price, you will lose some or all of your initial investment at maturity.

Monitoring Period:	The period from but excluding the pricing date to and including the Observation Date
Fund Return:	Final Share Price – Initial Share Price Initial Share Price
Absolute Fund Return:	The absolute value of the Fund Return. For example, if the Fund Return is -5%, the Absolute Fund Return will equal 5%.
Initial Share Price:	The closing price of one share of the Fund on the pricing date, which is $117.61, divided by the Share Adjustment Factor
Final Share Price:	The closing price of one share of the Fund on the Observation Date
Share Adjustment Factor:
Set initially at 1.0 on the pricing date and subject to adjustment under certain circumstances.  See “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 4-I for further information.

Observation Date† :	January 28, 2015
Maturity Date†:	February 2, 2015
CUSIP:	48126DTG4
†
Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component” in the accompanying product supplement no. 4-I

Investing in the Dual Directional Knock-Out Buffered Notes involves a number of risks.  See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement 1-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$17.50	$982.50
Total	$636,000	$11,130	$624,870
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)
J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $17.50 per $1,000 principal amount note.  This commission includes the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes.  See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

January 28, 2013

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated January 14, 2013 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I and “Risk Factors” in the accompanying underlying supplement no.1-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf

•	Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments —	PS-1
Dual Directional Knock-Out Buffered Notes Linked to the iShares® Barclays 20+ Year Treasury Bond Fund

Selected Purchase Considerations

•
UNCAPPED, UNLEVERAGED APPRECIATION POTENTIAL IF THE FUND RETURN IS POSITIVE — The notes provide the opportunity to earn an unleveraged return equal to any appreciation in the Fund and are not subject to a predetermined maximum gain if the Fund Return is positive. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

•
POTENTIAL FOR A RETURN OF UP TO 18.50% ON THE NOTES EVEN IF THE FUND RETURN IS NEGATIVE — If the Final Share Price is less than the Initial Share Price and a Knock-Out Event has not occurred, you will earn a positive, unleveraged return on the notes equal to the Absolute Fund Return.  Because the Absolute Fund Return is based on the absolute value of the change from the Initial Share Price to the Final Share Price, if a Knock-Out Event has not occurred, you will earn a positive return on the notes even if the Final Share Price is less than the Initial Share Price.  For example, if the Fund Return is -5%, the Absolute Fund Return will equal 5%.  Because a Knock-Out Event will occur if the closing price of one share of the Fund is less than the Initial Share Price by more than the Knock-Out Buffer Amount of 18.50% on any day during the Monitoring Period, your maximum downside payment is $1,185.00 per $1,000 principal amount note.

•
RETURN LINKED TO THE iSHARES® BARCLAYS 20+ YEAR TREASURY BOND FUND — The return on the notes is linked to the iShares® Barclays 20+ Year Treasury Bond Fund.  The iShares® Barclays 20+ Year Treasury Bond Fund is an exchange-traded fund that trades on the NYSE Arca under the ticker symbol “TLT.”  The iShares® Barclays 20+ Year Treasury Bond Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the long-term sector of the United States Treasury market as defined by the Barclays Capital U.S. 20+ Year Treasury Bond Index, which we refer to as the Underlying Index.  The Barclays Capital U.S. 20+ Year Treasury Bond Index is market capitalization weighted, includes all publicly issued U.S. Treasury securities that meet the criteria for inclusion and is rebalanced once a month on the last calendar day of the month.  The U.S. Treasury securities included in the Barclays Capital U.S. 20+ Year Treasury Bond Index must have a remaining maturity of greater than 20 years, are rated investment grade (at least Baa3 by Moody’s Investors Service, Inc. or BBB- by Standard and Poor’s Financial Services, LLC) and have $250 million or more of outstanding face value.  In addition, the securities must be denominated in U.S. dollars and must be fixed-rate and non-convertible. For additional information on the iShares® Barclays 20+ Year Treasury Bond Fund, see the information set forth under “Fund Descriptions — The iShares® Barclays 20+ Year Treasury Bond Fund” in the accompanying underlying supplement no. 1-I.

•
TAX TREATMENT —You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I.  The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes.  Assuming this treatment is respected, subject to the possible application of the “constructive ownership” rules, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price.  The notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Internal Revenue Code of 1986, as amended, in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and an interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes.  Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

The Internal Revenue Service (the “IRS”) or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on your notes could be materially and adversely affected.  In addition, in 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above.  While the notice requests

JPMorgan Structured Investments —	PS-2
Dual Directional Knock-Out Buffered Notes Linked to the iShares® Barclays 20+ Year Treasury Bond Fund

comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Non-U.S. Holders - Additional Tax Consideration

Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or “deemed paid” after December 31, 2013 under certain financial instruments, if certain other conditions are met.  While significant aspects of the application of these proposed regulations to the notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required.  Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations.  If withholding is required, we will not be required to pay any additional amounts with respect to amounts so withheld.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Fund, the Underlying Index or any of the component securities of the Fund or the Underlying Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011 and “Risk Factors” in the accompanying underlying supplement no. 1-I dated November 14, 2011.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal.  The return on the notes at maturity is linked to the performance of the Fund and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Fund Return is positive or negative.  If the closing price of one share of the Fund is less than the Initial Share Price by more than the Knock-Out Buffer Amount of 18.50% on any day during the Monitoring Period, a Knock-Out Event will have occurred, and the benefit provided by the Knock-Out Buffer Amount will terminate.  Under these circumstances, if the Final Share Price is less than the Initial Share Price, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price is less that the Initial Share Price.  Accordingly, you could lose some or all of your initial investment at maturity.

•
YOUR MAXIMUM DOWNSIDE GAIN ON THE NOTES IS LIMITED BY THE KNOCK-OUT BUFFER AMOUNT — If the Final Share Price is less than the Initial Share Price, and a Knock-Out Event has not occurred, you will receive at maturity $1,000 plus a return equal to the Absolute Fund Return, up to the Knock-Out Buffer Amount of 18.50%.  Because a Knock-Out Event will occur if the closing price of one share of the Fund is less than the Initial Share Price by more than the Knock-Out Buffer Amount on any day during the Monitoring Period, your maximum downside payment is $1,185.00 per $1,000 principal amount note.

•
CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes.  See “Executive Overview — CIO Synthetic Credit Portfolio Update,” “Liquidity Risk Management — Credit Ratings” and “Item 4. Controls and Procedures” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and “Part II. Other Information — Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, our business activities,

JPMorgan Structured Investments —	PS-3
Dual Directional Knock-Out Buffered Notes Linked to the iShares® Barclays 20+ Year Treasury Bond Fund

including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes.  It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.  Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 4-I for additional information about these risks.

•
THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER AMOUNT MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD — If the closing price of one share of the Fund on any day during the Monitoring Period is less than the Initial Share Price by more than the Knock-Out Buffer Amount of 18.50%, you will at maturity be fully exposed to any depreciation in the Fund.  We refer to this feature as a contingent buffer.  Under these circumstances, if the Final Share Price is less than the Initial Share Price, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price.  You will be subject to this potential loss of principal even if the Fund subsequently increases such that the closing price of one share of the Fund is less than the Initial Share Price by not more than the Knock-Out Buffer Amount, or is equal to or greater than the Initial Share Price.  If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus a return equal to the Fund Return if the Final Share Price is less than the Initial Share Price by up to the Knock-Out Buffer or a return equal to the Fund Return (which will be negative) plus the Knock-Out Buffer Amount at maturity.  As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While any payment on the notes described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes.  As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you.  This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or the securities held by the Fund or included in the Underlying Index would have.

•
RISK OF A KNOCK-OUT EVENT OCCURRING IS GREATER IF THE CLOSING PRICE OF THE FUND IS VOLATILE — The likelihood of the closing price of one share of the Fund declining from the Initial Share Price by more than the Knock-Out Buffer Amount on any day during the Monitoring Period, thereby triggering a Knock-Out Event, will depend in large part on the volatility of the closing price of the Fund — the frequency and magnitude of changes in the closing price of the Fund.

•
THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the Fund’s shares are listed for trading on NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market.  The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results.  These constraints could adversely affect the market price of the shares of the Fund, and consequently, the value of the notes.

•
DIFFERENCES BETWEEN THE FUND AND THE UNDERLYING INDEX — The Fund does not fully replicate the Underlying Index and may hold securities not included in the Underlying Index.  In addition, its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index.  All of these factors may lead to a lack of correlation between the Fund and the Underlying Index.  Finally, because the shares of the Fund are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.  For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of the Underlying Index.

•
THE NOTES ARE SUBJECT TO SIGNIFICANT RISKS ASSOCIATED WITH FIXED-INCOME SECURITIES, INCLUDING INTEREST RATE-RELATED AND CREDIT-RELATED RISKS — Investing in the notes differs significantly from investing directly in bonds to be held to maturity, as the value of the Fund changes, at times significantly, during each trading day based upon the current market prices of its underlying bonds.  The market prices of these bonds are volatile and significantly influenced by a number of factors, particularly the yields on these bonds as compared to current market interest rates and the actual or perceived credit quality of the issuer of these bonds.

JPMorgan Structured Investments —	PS-4
Dual Directional Knock-Out Buffered Notes Linked to the iShares® Barclays 20+ Year Treasury Bond Fund

In general, fixed-income securities are significantly affected by changes in current market interest rates.  As interest rates rise, the price of fixed-income securities, including those underlying the Fund, is likely to decrease.  Securities with longer durations tend to be more sensitive to interest rate changes, usually making them more volatile than securities with shorter durations.  The eligibility criteria for the securities included in the index that underlies the Fund mandate that each security must have a minimum term remaining to maturity of greater than 20 years for continued eligibility.  Accordingly, at any time, only longer-term securities underlie the Fund, which thereby increases the risk of price volatility in the underlying securities and the volatility in the price of the Fund.  As a result, rising interest rates may cause the value of the bonds underlying the Fund and the price of the Fund to decline, possibly significantly.

Interest rates are subject to volatility due to a variety of factors, including:
•	sentiment regarding underlying strength in the U.S. economy and global economies;
•	expectations regarding the level of price inflation;
•	sentiment regarding credit quality in the U.S. and global credit markets;
•	central bank policies regarding interest rates; and
•	the performance of U.S. and foreign capital markets.

Recently, U.S. treasury notes have been trading at prices that are higher than these notes have typically traded during periods in the past.  If the price of the U.S. treasury notes reverts to its historic mean or otherwise falls, as a result of a general increase in interest rates or perceptions of reduced credit quality of the U.S. government or otherwise, the value of the bonds underlying the Fund will decline, which could have a negative impact on the performance of the Fund and the return on your notes.

•
STANDARD & POOR’S DOWNGRADE OF THE U.S. GOVERNMENT’S CREDIT RATING, AND ANY FUTURE DOWNGRADES BY CREDIT RATING AGENCIES, MAY ADVERSELY AFFECT THE PERFORMANCE OF THE INDEX AND THE NOTES — In August 2011, Standard & Poor’s Ratings Services (“Standard & Poor’s”), downgraded the U.S. government’s credit rating from AAA to AA+.  Additionally, Standard & Poor’s and Moody’s Investor Services, Inc. have assigned a negative outlook on the U.S. government’s credit rating, meaning that the agencies may downgrade the U.S. government’s credit rating in the next year or two.  The downgrade has increased and may continue to increase volatility in the global equity and credit markets, and future downgrades by credit ratings agencies may also increase this volatility.  All of the above may adversely affect the performance of the Fund and the notes.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

•
THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund.  However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the closing price of one share of the Fund on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:

•	the actual and expected volatility of the Fund;
•	the time to maturity of the notes;
•	whether a Knock-Out Event has occurred or is expected to occur;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory and judicial events;
•	the occurrence of certain events to the Fund that may or may not require an adjustment to the Share Adjustment Factor; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —	PS-5
Dual Directional Knock-Out Buffered Notes Linked to the iShares® Barclays 20+ Year Treasury Bond Fund

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Fund?

The following table and examples illustrate the hypothetical total return at maturity on the notes.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  Each hypothetical total return set forth below assumes an Initial Share Price of $120 and reflect the Knock-Out Buffer Amount of 18.50%.  Each hypothetical total return set forth below is for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

			Total Return
Final Share Price	Fund Return	Absolute Fund Return	Knock-Out Event Has Not Occurred(1)	Knock-Out Event Has Occurred(2)
$216.000	80.00%	80.00%	80.00%	80.00%
$198.000	65.00%	65.00%	65.00%	65.00%
$180.000	50.00%	50.00%	50.00%	50.00%
$168.000	40.00%	40.00%	40.00%	40.00%
$156.000	30.00%	30.00%	30.00%	30.00%
$144.000	20.00%	20.00%	20.00%	20.00%
$132.000	10.00%	10.00%	10.00%	10.00%
$126.000	5.00%	5.00%	5.00%	5.00%
$123.000	2.50%	2.50%	2.50%	2.50%
$121.200	1.00%	1.00%	1.00%	1.00%
$120.000	0.00%	0.00%	0.00%	0.00%
$118.800	-1.00%	1.00%	1.00%	-1.00%
$114.000	-5.00%	5.00%	5.00%	-5.00%
$108.000	-10.00%	10.00%	10.00%	-10.00%
$102.000	-15.00%	15.00%	15.00%	-15.00%
$97.800	-18.50%	18.50%	18.50%	-18.50%
$97.788	-18.51%	18.51%	N/A	-18.51%
$96.000	-20.00%	20.00%	N/A	-20.00%
$84.000	-30.00%	30.00%	N/A	-30.00%
$72.000	-40.00%	40.00%	N/A	-40.00%
$60.000	-50.00%	50.00%	N/A	-50.00%
$48.000	-60.00%	60.00%	N/A	-60.00%
$36.000	-70.00%	70.00%	N/A	-70.00%
$24.000	-80.00%	80.00%	N/A	-80.00%
$12.000	-90.00%	90.00%	N/A	-90.00%
$0.000	-100.00%	100.00%	N/A	-100.00%
(1)  The closing price of one share of the Fund is greater than or equal to $97.80 (81.50% of the hypothetical Initial Share Price) on each day during the Monitoring Period.
(2)  The closing price of one share of the Fund is less than $97.80 (81.50% of the hypothetical Initial Share Price) on at least one day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The closing price of one share of the Fund increases from the Initial Share Price of $120 to a Final Share Price of $126.  Because the Final Share Price of $126 is greater than the Initial Share Price of $120 and the Fund Return is 5%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5%) = $1,050

Example 2: A Knock-Out Event has not occurred, and the closing price of one share of the Fund decreases from the Initial Share Price of $120 to a Final Share Price of $114.  Although the Fund Return is negative, because a Knock-Out Event has not occurred and the Absolute Fund Return is 5%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5%) = $1,050

JPMorgan Structured Investments —	PS-6
Dual Directional Knock-Out Buffered Notes Linked to the iShares® Barclays 20+ Year Treasury Bond Fund

Example 3: A Knock-Out Event has occurred, and the closing price of one share of the Fund decreases from the Initial Share Price of $120 to a Final Share Price of $108.  Because a Knock-Out Event has occurred and the Fund Return is -10%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -10%) = $900

Example 4: A Knock-Out Event has not occurred, and the closing price of one share of the Fund decreases from the Initial Share Price of $120 to a Final Share Price of $98.28.  Although the Fund Return is negative, because a Knock-Out Event has not occurred and the Absolute Fund Return is equal to the Knock-Out Buffer Amount of 18.50%, the investor receives a payment at maturity of $1,185 per $1,000 principal amount note, the maximum downside payment, calculated as follows:

$1,000 + ($1,000 × 18.50%) = $1,185

Example 5: A Knock-Out Event has not occurred prior to the Observation Date, and the closing price of one share of the Fund decreases from the Initial Share Price of $120 to a Final Share Price of $60.  Because the Final Share Price is less than the Initial Share Price by more than the Knock-Out Buffer Amount of 18.50%, a Knock-Out Event has occurred, and because the Fund Return is -50%, the investor receives a payment at maturity of $500 per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 × 50%) = $500

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-7
Dual Directional Knock-Out Buffered Notes Linked to the iShares® Barclays 20+ Year Treasury Bond Fund

Historical Information
The following graph sets forth the historical performance of the iShares® Barclays 20+ Year Treasury Bond Fund based on the weekly historical closing prices of one share of the Fund from January 4, 2008 through January 25, 2013.  The closing price of one share of the Fund on January 28, 2013 was $117.61.

We obtained the closing prices of one share of the Fund below from Bloomberg Financial Markets, without independent verification.  The historical prices of one share of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on the Observation Date or any day during the Monitoring Period.  We cannot give you assurance that the performance of the Fund will result in the return of any of your initial investment.

Validity of the Notes
In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments —	PS-8
Dual Directional Knock-Out Buffered Notes Linked to the iShares® Barclays 20+ Year Treasury Bond Fund